2025 REPORT TO
SHAREHOLDERS


UNITED BANKSHARES, INC.

2025 REPORT TO
SHAREHOLDERS

UNITED BANK



One of United's newest locations in Greater Atlanta

Table of CONTENTS



United's Charlotte-SouthPark location, which opened in 2024

A Letter from
OUR CEO

As the calendar flipped over to 2025, the banking industry was ready to move on from what had been a difficult couple of years. The tone had shifted from pessimism to optimism — perhaps even to exuberance. There was excitement about the economy, the strength of the industry, and the recent presidential election.

We entered the new year with lower interest rates, and more rate cuts were expected. The near-term economic forecast was positive, consumer spending trends were healthy, and corporate balance sheets were strong. The soft landing scenario remained intact, and the worst-case outcomes for the economy appeared to be behind us.

The banking industry enjoyed healthy capital levels and was well-reserved. Earnings Per Share (EPS) growth was expected to return after two years of declines. Bank stock valuations had improved, and there was hope that generalist investors were coming back to the industry. Credit concerns had evaporated, and loan growth was expected to accelerate.

The recent presidential election ushered in hopes for a more balanced regulatory environment, which would bring changes to both formal regulation and supervision. There was excitement around the anticipated return of bank M&A, and an environment where the approval process operated more efficiently and with more transparency.

The table was set for success as we entered 2025, and UBSI took full advantage. We delivered earnings that beat our budget, beat consensus street estimates, and resulted in



$464.6M
Record Net Income

. . . .

$3.27
Record Diluted EPS

record Net Income of $464.6 million and record Diluted EPS of $3.27. We outperformed the median for all $10-$50 billion banks on Return on Average Assets, Return on Average Tangible Common Equity, and Efficiency Ratio.



Net Interest Margin (NIM)

. . . .

- 4.00%
- 3.75% — **UBSI** 3.78%
- 3.50% — **Peer Median** 3.49%
- 3.25%
- 3.00%

Peer banks are defined as all banks with $10-$50 billion in assets.

Our Net Interest Margin (NIM) continued to be a source of strength. Our 3.78% NIM compared favorably to the $10-$50 billion median of 3.49%. Our Asset and Liability Management practices were key to our success in 2025, helping drive profitability and mitigate risk.



$338M
Returned capital to shareholders

We grew Tangible Book Value Per Share and reinstituted the stock buyback program. We also retained our title as a "Dividend King" by increasing our dividend to shareholders for the 52nd consecutive year, an accomplishment few companies can claim. Between the buyback and the dividend, we returned $338 million of capital to shareholders in 2025.

Ensuring UBSI retains appropriate levels of capital has always been a strategic priority. It is a complicated and dynamic process that must be continuously evaluated against changing economic, regulatory, and risk management backdrops in order to strike the right balance between capital levels and deployment priorities. We are committed to being good stewards of our capital and are focused on its efficient allocation.

Our credit remained resilient in 2025. While credit concerns driven by the pandemic, the onset of remote work, and an unprecedented rise in interest rates all began to fade into the

rearview mirror, 2025 brought new concerns in the form of DOGE, Liberation Day tariffs, and government shutdowns. The new concerns exacerbated fears over the impact on credit, especially at banks with exposure to Washington, DC.

But as it has so many times before, our credit quality held up to the challenges. Our Non-Performing Asset to Total Assets finished the year at a low 0.33%, besting the $10-$50 billion median. Constant adherence to our credit underwriting discipline is a nonnegotiable and central to our long-term success.



Non-Performing Assets

. . . .

- .45%
- .40% — **Peer Median** .42%
- .35%
- .30% — **UBSI** .33%
- .25%

Peer banks are defined as all banks with $10-$50 billion in assets.

Underpinning much of our record success was our strong organic growth in loans and deposits. We grew both loans and deposits approximately $1 billion each in 2025.* The fourth quarter of 2025 was the 17th straight quarter of loan growth, and the 10th quarter of deposit growth out of the last 11. We have become better balanced between organic and inorganic growth, and the growth narrative continues to be characterized by quality and consistency.

While organic growth drove our success last year, M&A also played a significant role. During 2025 we successfully closed, converted, and integrated our 34th acquisition — Piedmont Bancorp, Inc., based in Atlanta, Georgia. The execution of this acquisition went smoothly, and the experience and expertise our team has with M&A is a real competitive advantage.

We are very excited about our recent expansion into Atlanta, as well as our growing overall presence in the Southeast. We have been focused on building the franchise in the Southeast in two areas. The first is along the Interstate 85 corridor, which is known as "The Boom Belt," and runs from Richmond, through the North Carolina Research Triangle, Charlotte, the Upstate of South Carolina,



Loan Growth

17 consecutive quarters of loan growth.

Loan balances in billions

Deposit Growth

10 quarters of deposit growth over the last 11 quarters.

Deposit balances in billions



*Excludes balances acquired in the Piedmont Bancorp, Inc., merger as of 1.10.25.

and on to Atlanta. The second is along the Carolina Coast, running from the Outer Banks down to Charleston, SC. Our experience there has been positive and the growth prospects for the future are promising.

Our commitment to our communities extends beyond our balance sheet and into the neighborhoods where we live and work. We continue to expand our corporate giving, participation on local nonprofit boards, financial literacy initiatives, and partnerships with high-impact organizations across our footprint to help communities grow and prosper. We have also invested hundreds of millions of dollars toward addressing the nation's affordable housing shortage.

Internally, we are committed to building an environment where *any* employee, of *any* background, in *any* position, feels respected, heard, and connected. We believe in giving every teammate a voice to share their story and perspective. We have built a culture and an infrastructure where colleagues engage in meaningful dialogue in their local markets and those employee insights are elevated all the way to the highest levels of the Company.

I couldn't be any more proud of what our teammates accomplished in 2025. With UBSI's long history of success, it's hard to set new records as we did with our earnings this year. All across our footprint we executed at a high level and drove incredible performance for our shareholders. It truly is an honor to serve all of our stakeholders.



Richard M. Adams, Jr., CEO

United's Charleston, WV, office stands tall in the state's capital

Additional Performance
HIGHLIGHTS

Capital

United continues to be well-capitalized based upon regulatory guidelines. United's capital levels also compare favorably relative to peer banks.

Total Risk-Based Capital Ratio



UBSI 15.72%
Peer Median 14.93%

2025

CET1 Ratio



UBSI 13.44%
Peer Median 12.43%

2025

Tier 1 Ratio



UBSI 13.44%
Peer Median 13.17%

2025

Leverage Ratio



UBSI 11.28%
Peer Median 10.26%

2025

Return on Average Tangible Common Equity



UBSI 13.95%
Peer Median 12.42%

2025

Return on Average Assets



UBSI 1.41%
Peer Median 1.11%

2025

● UBSI   ● Peer Median

Efficiency Ratio

United has consistently maintained an efficiency ratio below the median of peer banks.



2021 2022 2023 2024 2025

Peer banks are defined as all banks with $10-$50 billion in assets.

Peer banks are defined as all banks with $10-$50 billion in assets.

"UBSI's earnings consistency, highly profitable franchise, strong expense control, historically good credit, and high dividend should afford UBSI a premium valuation. We believe UBSI is well positioned to continue to use its currency for additional M&A across the Southeast, but has also seen pick up in organic growth and buyback activity as another means of capital deployment."

- Keefe, Bruyette & Woods

"Steady organic loan growth was noted during 4Q, while capital levels grew, credit metrics improved and remained manageable, and profitability metrics were solid. Trends appear buildable going into 2026 and should be aided by the Piedmont acquisition as it expanded UBSI's footprint geographically into the SE, enhanced UBSI's scale, and positioned the company well for continued profitable growth."

- Janney Montgomery Scott, LLC

"Solid Organic Growth and Strong Profitability Remain the Story"

- Piper Sandler & Co.

"Mr. Consistency, PPNR Beat and Raise"

- Stephens, Inc.

"The future remains bright for UBSI as the bank's pipelines remain strong and opportunistic capital deployment adds incremental potential upside beyond our current expectations. We think that UBSI remains a core, high-dividend holding for many traditional bank investors."

- Piper Sandler & Co.

"Our outlook continues to call for better-than-peer profitability metrics and warranted premium valuation levels."

- Janney Montgomery Scott, LLC



The United brand shines bright in the heart of Washington, DC's Navy Yard

Expansion and GROWTH

UNITED
BANKSHARES

One of United's newest locations in Greater Atlanta

United's
SOUTHEAST EXPANSION

Shading indicates areas with outstanding loans as of 12.31.2025

● *United office locations*



LEGACY FRANCHISE
Since 1839, we have proudly grown our legacy franchise in West Virginia and surrounding areas.

19%



DC METRO
In 1990, we expanded into the Washington, DC MSA where we experienced tremendous growth alongside the region.

35%



SOUTHEAST REGION
The Southeastern portion of our franchise has become the largest and fastest-growing region in our Company today.

43%

*3% other not depicted

I-85 CORRIDOR: THE BOOM BELT

At the heart of the Southeast's booming expansion is the Interstate 85 corridor, a 1,000-mile stretch of freeway that runs northeast to southwest from Virginia to Alabama, crossing some of the South's largest urban centers. The "Boom Belt" is home to dozens of Fortune 500 companies.



THE CAROLINA COAST

The Company's presence along the coast extends from the Outer Banks of North Carolina down to Charleston, South Carolina, encompassing some of the most popular vacation and moving destinations in the country.



Richmond

Raleigh

Charlotte

Greenville

Atlanta

Wilmington

Myrtle Beach

Charleston

BEST BANK
IN SOUTH CAROLINA
BY FORBES MAGAZINE | **2023, 2024 & 2025**



Bolstering the
CHARLOTTE BUSINESS

Charlotte is ranked the 14th largest city by population in the U.S., the top city on CNBC's Power City Indexes, and is home to 19 Fortune 1000 companies, including some of the largest financial institutions in the nation.

BARRETT DEACON
Charlotte Market President



"With steady job and business growth projections, Charlotte has become one of the most attractive banking hubs in the country, and one of the most successful MSAs for United. There is immense opportunity for growth in the region, and we see strong commercial loan demand, as well as a growing deposit base, further driving strategic market expansion in the future."

Charlotte: Banking Capital of the South







#1	#1	#2	#4	#2
state for business three times in the past four years	state for workforce development	largest financial hub in the U.S.	best moving destination in the U.S.	housing hot spot for young buyers

Proudly serving clients from our Charlotte-SouthPark office

Atlanta: The South's Business Hub

   

TOP 10
large cities to start a business

TOP 10
housing market in the U.S.

#8
largest MSA by population in the U.S.

#2
best moving destination in the U.S.

TOP 10
metropolitan city for population growth



United's Peachtree Corners location in Greater Atlanta

A Year of
GROWTH IN ATLANTA

In January 2025, United completed its 34th acquisition, Piedmont Bancorp, Inc., parent company of The Piedmont Bank. Through this acquisition, we have successfully strengthened our foothold across the Southeast. The Atlanta MSA is the largest MSA in United's footprint based on population and is home to 15 Fortune 500 Companies, including some of the most well-known brands in the country.

MONTY WATSON
Georgia Regional President



"Having been part of the United family for just over a year now, I can say that the added financial strength, enhanced technology, and expanded footprint that United provides significantly enhances our opportunity for future growth in this region."

Establishing a
BRAND IN CHARLESTON

The Charleston MSA is one of the fastest growing markets in the Southeast and a key coastal economic engine. With one of the busiest ports in the U.S., the city acts as a major international business hub, serving as a gateway for international trade and a future leading destination for advanced manufacturing, aerospace, logistics, and technology business.

HANNAH GURTIS
Charleston Market President



"Charleston is a dynamic market with tremendous business and community development opportunities. United has made significant strides since entering the region five years ago, and I look forward to building on that momentum by further strengthening our relationships and expanding our impact across the community."

Charleston: The International Gateway

#3	#2	#3	#8	#2
travel destination in the U.S.	big city with the best job markets	'best performing' large city in the U.S.	largest container port in the country	best moving destination in the U.S.

2025 Impact and HIGHLIGHTS

UNITED

United proudly overlooks the community where our story began more than 185 years ago in Parkersburg, WV














Corporate
OVERVIEW



$5.4B
market capitalization



2,700
team members



$33.7B
total assets



41st
largest banking
company in the U.S.*



240+
offices in 8 states and
Washington, DC



52
consecutive years of
dividend increases



UNITED
BANKSHARES, INC.



UNITED
BANK



UNITED
BROKERAGE
Services, Inc.

*All data is as of 12.31.2025. *Based on market capitalization.*

United Bank
BEST IN CLASS



Ranked as one of
Newsweek Magazine's
TOP 5
MOST TRUSTWORTHY
BANKS IN AMERICA



Ranked as one of
Newsweek Magazine's
GREATEST WORKPLACES
Financial Services



NATIONAL CUSTOMER SERVICE ASSOCIATION'S
#1 SERVICE TEAM
OF THE YEAR
2025 ALL-STAR AWARDS



RANKED AS
BEST COMPANY
IN WEST VIRGINIA
by Forbes Magazine



PROUD TO BE NAMED ONE OF THE
BEST COMPANIES
TO WORK FOR
IN THE SOUTH
by U.S. News & World Report



RANKED AS
BEST BANK
IN SOUTH CAROLINA
by Forbes Magazine



Ranked as one of
Newsweek Magazine's
GREATEST WORKPLACES BY STATE
West Virginia



Virginia Business
VIRGINIA POWER 500
RICHARD M. ADAMS, JR., CEO



RANKED AS
ONE OF AMERICA'S
TOP FINANCIAL ADVISORY FIRMS
by Newsweek Magazine
UNITED BROKERAGE
Services, Inc.

AWARD-WINNING CUSTOMER SERVICE

Throughout United's 186-year history, we have remained steadfast in our mission to provide excellence in service. In 2025, this commitment was recognized on the national stage, as United Bank's Customer Care team was named the Service Team of the Year in the National Customer Service Association's 2025 All-Star Awards.

JANELLE NIXON
Director of Customer Care, SVP

"United's commitment to providing excellence in service extends beyond just banking. We strive to provide the best possible service in every interaction, ensuring customers feel welcome, significant, and engaged. This award reflects both the dedication of our Customer Care team as well as United's unwavering commitment to putting customers' needs first."

A Celebration of

LEADERSHIP AND LEGACY

In 2025, United proudly honored two leaders whose careers have helped shape our Company's success and culture. United Bank President Julie Gurtis celebrated 35 years in the financial industry, and Chief Human Resources Officer Ami Shaver marked 30 years.





UNITED BANK
Nasdaq Congratulates
Ami Shaver
30 years in Banking
UBSI NasdaqListed
Nasdaq

UNITED BANK
Nasdaq Congratulates
Julie Gurtis
35 years in Banking
UBSI NasdaqListed
Nasdaq

UNITED BANK
CONN AVE

United's presence in Washington, DC is anchored by our Connecticut Ave. office

Commitment to
COMMUNITY

Building partnerships with nonprofit organizations and public-sector agencies that aid in the viability of the communities we serve is integral to our mission of excellence in service. We support important causes and fuel opportunities by providing high-impact donations to our partners and investing our time, talent, and resources to help build a brighter future in the places we call home.

2025 in numbers



700+

board and committee positions held



2,500+

organization and school partners



40,000+

hours of volunteer service



$315M

community development investments



$30M

invested in LIHTC properties














Living Our VALUES

Each year, employees throughout United's footprint are asked to nominate deserving peers for the Company's highest honor, the United Values Awards. The outstanding team members chosen as the 2025 honorees best represented United's core values of Integrity, Hard Work, Teamwork, and Caring.



ABBIGAIL WELLS
Card Services Specialist II | Vienna, WV

  **Integrity**



"I'm honored to receive this year's United Values Award. Doing the right thing is easier when you are surrounded by coworkers who value honesty, respect, and accountability, and are at a company that trusts and believes in its employees. I'm grateful for this recognition, but I also know that everyone at United upholds integrity daily, even in the simplest of acts, because we are at a company that nurtures and values honesty. I am proud to be part of a team that lives this core value every day."

CANDICE HAMMOND
Customer Care Specialist, Sr. | Winchester, VA

Hard Work



"I'm truly honored and beyond grateful to receive the United Values Award. This recognition means more to me than I can express, and I sincerely thank you all. About 8 months ago, I received the worst news of my life, a cancer diagnosis. One of my biggest concerns was how it would affect my work and the impact it might have on my coworkers, along with all the other challenges that come with a cancer diagnosis. Through it all, I've realized how truly blessed I am to work for an incredible company, under great managers, and alongside supportive, compassionate people. Because of this support, I've been able to continue working and I remain committed to giving my very best each day. I will keep pushing myself to shine, work hard, and provide our customers with the best service possible."

MISSY COKER
Retail Operations Specialist & Manager | Peachtree Corners, GA

 **Teamwork**



"I'm very honored to be selected as a recipient of the United Values Award. To me, teamwork means working together toward a common goal, and I am grateful for the people I have the privilege of working with each day. Over this past year, I have been supported by an incredible team, both within my department and across this organization. This recognition would not have been possible without the encouragement, guidance, and support of those standing beside me."

GINNY STROUD
Community Reinvestment Act Officer, VP | Poinsett, SC

 **Caring**



"It is a privilege to be a part of the United Bank family and to work for a company that celebrates integrity, hard work, teamwork, and caring. Receiving the United Values Award is an honor that I hold with deep gratitude. This recognition reflects the spirit of our shared commitment to serve with purpose and make a meaningful difference. This honor is not mine alone; it belongs to all of us, working together with passion and purpose to create lasting impact."

United's
FUNDAMENTALS



Mission

EXCELLENCE IN SERVICE TO OUR:

Shareholders | Employees | Customers | Communities



Values

Integrity | Hard Work | Teamwork | Caring



Culture

Entrepreneurial | Relationship-Based | Efficient | Service-Oriented

VISION
United's vision is to be one of the top five highest performing banking companies among the fifty largest in the United States.
VALUES
Integrity

Leadership and Shareholder INFORMATION

UNITED BANK

United proudly serves as the Community Bank of the Nation's Capital

United Bankshares, Inc.
CORPORATE EXECUTIVE OFFICERS



RICHARD M. ADAMS
Executive Chairman of the Board



RICHARD M. ADAMS, JR.
Chief Executive Officer



JAMES J. CONSAGRA, JR.
President



ROSS M. DRABER
Executive Vice President,
Chief Operating Officer



DOUGLAS B. ERNEST
Executive Vice President,
Chief Credit Officer



JULIE R. GURTIS
Executive Vice President;
President, United Bank



MATTHEW L. HUMPHREY
Executive Vice President, Head of
Wealth & Investment Management



HENRY M. KAYES, JR.
Executive Vice President,
Chief Banking Officer



CHARLES J. MILDREN
Executive Vice President,
Chief Consumer Lending Officer



MICHAEL P. PROCTOR
Executive Vice President,
Chief Commercial Lending Officer



ANNA J. SCHULTHEIS
Executive Vice President,
Secretary to the Board



AMI L. SHAVER
Executive Vice President,
Chief Human Resources Officer

W. MARK TATTERSON
Executive Vice President, Chief
Financial Officer, Treasurer

DARREN K. WILLIAMS
Executive Vice President, Chief
Information & Risk Officer

United Bankshares, Inc.
DIRECTORS

RICHARD M. ADAMS
Executive Chairman of the Board

RICHARD M. ADAMS, JR.
Chief Executive Officer

CHARLES L. CAPITO, JR.
Former Managing Director, Wells Fargo Advisors

PETER A. CONVERSE
Former President & CEO, Virginia Commerce Bancorp, Inc.

SARA DUMOND, MD, FAAP
Founder & Chief Executive Officer, Pediatric Housecalls

MICHAEL P. FITZGERALD
Vice Chairman

PATRICE A. HARRIS, MD, MA, FAPA
Psychiatrist; Chief Executive Officer, eMed;
Past President, American Medical Association

DIANA LEWIS JACKSON
President & Founder, Action Facilities Management

J. PAUL MCNAMARA
Chairman, Potomac Capital Advisors

MARK R. NESSELROAD
Chief Executive Officer, Glenmark Holding, LLC

LACY I. RICE III
Co-founder & Managing Partner, Federal Capital Partners

ALBERT H. SMALL, JR.
President, Renaissance Centro, Inc., LLC

MARY K. WEDDLE
Former Executive Vice President, The Long & Foster Companies

GARY G. WHITE
Principal Consultant, JRW, LLC; Former Interim President, Marshall University

P. CLINTON WINTER
President, Bray & Oakley Insurance Agency

United Bankshares, Inc.
DIRECTORS EMERITI

ROBERT G. ASTORG
Principal, Astorg & Jones CPAs, A.C.

W. GASTON CAPERTON III
Chairman, Caperton Group; Former President,
The College Board; Former Governor, State of West Virginia

W. DOUGLAS FISHER
Former Chairman of the Board,
Virginia Commerce Bancorp, Inc

THEODORE J. GEORGELAS
Commercial Real Estate Developer;
Managing Director, Georgelas Group Holdings, LLC

F.T. GRAFF, JR.
Attorney-at-Law, Senior Partner,
Bowles Rice LLP

JOHN M. MCMAHON
Chairman, Miller & Long Co., Inc.



United Bankshares, Inc.

BOARD OF DIRECTORS

SEATED:

Richard M. Adams, Jr.; Mary K. Weddle; Sara DuMond, MD, FAAP; Richard M. Adams

STANDING:

Lacy I. Rice III; Albert H. Small, Jr.; Peter A. Converse; Diana Lewis Jackson; Mark R. Nesselroad; Gary G. White; Michael P. Fitzgerald; J. Paul McNamara; Patrice A. Harris, MD, MA, FAPA; Charles L. Capito, Jr.; P. Clinton Winter

UNITED BANKSHARES, INC., AND SUBSIDIARIES

Shareholder Information

Analysts, investors, the press, and others seeking financial information about United Bankshares, Inc., should contact W. Mark Tatterson, Executive Vice President and Chief Financial Officer, (304) 424-8716, at the Corporate Offices located at 501 Avery Street, Parkersburg, WV 26101.

Shareholders seeking general information regarding participation in the United Bankshares, Inc., Dividend Reinvestment Plan or a copy of United Bankshares, Inc., Report to the Securities and Exchange Commission, Form 10-K, should contact W. Mark Tatterson, Executive Vice President and Chief Financial Officer, (304) 424-8716.

United Bankshares, Inc., common stock is listed on NASDAQ, National Association of Securities Dealers Quotation System, National Market System. The quotation symbol is "UBSI."

www.ubsi-inc.com
www.BankWithUnited.com

Annual Shareholders Meeting

The 2026 United Bankshares, Inc., Annual Meeting of Shareholders will be held on Wednesday, May 13, 2026, at 4:00 p.m. at the Congressional Country Club, 8500 River Road, Bethesda, MD 20817.

Independent Auditors

Ernst & Young LLP
500 Virginia Street East
Suite 900
Charleston, WV 25301
www.ey.com

Registrar & Transfer Agent

Computershare
P. O. Box 43006
Providence, RI 02940-3006
Toll free: (888) 470-5886
TDD for Hearing Impaired: (800) 490-1493
Foreign Shareholders: (201) 680-6578
TDD Foreign Shareholders: (781) 575-4592
www.computershare.com/investor

CONSOLIDATED BALANCE SHEETS
UNITED BANKSHARES, INC. AND SUBSIDIARIES
(Dollars in thousands, except par value)

	December 31 2025	December 31 2024
Assets		
Cash and due from banks	$ 247,613	$ 240,655
Interest-bearing deposits with other banks	2,293,279	2,050,321
Federal funds sold	1,358	1,268
Total cash and cash equivalents	2,542,250	2,292,244
Securities available for sale at estimated fair value (amortized cost-$3,264,860 at December 31, 2025 and $3,282,690 at December 31, 2024, allowance for credit losses of $0 at December 31, 2025 and December 31, 2024)	3,059,452	2,959,719
Securities held to maturity, net of allowance for credit losses of $16 at December 31, 2025 and $18 at December 31, 2024 (estimated fair value-$1,020 at December 31, 2025 and December 31, 2024)	1,004	1,002
Equity securities at estimated fair value	34,760	21,058
Other investment securities	305,184	277,517
Loans held for sale measured using fair value option	31,277	44,360
Loans and leases	24,720,620	21,680,498
Less: Unearned income	(11,498)	(7,005)
Loans and leases, net of unearned income	24,709,122	21,673,493
Less: Allowance for loan and lease losses	(297,518)	(271,844)
Net loans and leases	24,411,604	21,401,649
Bank premises and equipment	208,831	186,131
Operating lease right-of-use assets	89,312	81,742
Goodwill	2,018,848	1,888,889
Bank-owned life insurance ("BOLI")	547,127	497,181
Accrued interest receivable	109,232	102,412
Other assets	301,400	269,641
TOTAL ASSETS	$ 33,660,281	$ 30,023,545
Liabilities		
Deposits:		
Noninterest-bearing	$ 6,573,630	$ 6,135,413
Interest-bearing	20,487,309	17,826,446
Total deposits	27,060,939	23,961,859
Borrowings:		
Securities sold under agreements to repurchase	198,573	176,090
Federal Home Loan Bank ("FHLB") borrowings	250,000	260,199
Other long-term borrowings	281,817	280,221
Reserve for lending-related commitments	35,075	34,911
Operating lease liabilities	95,392	86,771
Accrued expenses and other liabilities	242,502	230,271
TOTAL LIABILITIES	28,164,298	25,030,322
Shareholders' Equity		
Preferred stock, $1.00 par value; Authorized-50,000,000 shares, none issued	0	0
Common stock, $2.50 par value; Authorized-200,000,000 shares; issued-150,856,999 and 142,694,816 at December 31, 2025 and December 31, 2024, respectively, including 10,976,752 and 7,348,188 shares in treasury at December 31, 2025 and December 31, 2024, respectively	377,142	356,737
Surplus	3,468,869	3,196,154
Retained earnings	2,170,327	1,917,726
Accumulated other comprehensive loss	(138,927)	(223,903)
Treasury stock, at cost	(381,428)	(253,491)
TOTAL SHAREHOLDERS' EQUITY	5,495,983	4,993,223
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 33,660,281	$ 30,023,545

For additional financial information, please see United's 2025 Form 10-K filed with the Securities and Exchange Commission and available on our website at www.ubsi-inc.com.

CONSOLIDATED STATEMENTS OF INCOME
UNITED BANKSHARES, INC. AND SUBSIDIARIES

(Dollars in thousands, except per share data)

	Year Ended December 31		
	2025	**2024**	**2023**
Interest income			
Interest and fees on loans and leases	$ 1,480,112	$ 1,302,604	$ 1,203,186
Interest on federal funds sold and other short-term investments	93,700	66,207	47,069
Interest and dividends on securities:			
Taxable	107,265	128,731	144,420
Tax-exempt	4,776	4,579	6,645
Total interest income	1,685,853	1,502,121	1,401,320
Interest expense			
Interest on deposits	554,491	539,805	391,094
Interest on short-term borrowings	5,801	7,966	6,449
Interest on long-term borrowings	23,397	43,282	83,853
Total interest expense	583,689	591,053	481,396
Net interest income	1,102,164	911,068	919,924
Provision for credit losses	53,866	25,153	31,153
Net interest income after provision for credit losses	1,048,298	885,915	888,771
Other income			
Fees from trust services	19,762	19,450	18,318
Fees from brokerage services	22,729	20,277	16,911
Fees from deposit services	38,995	37,183	37,076
Bankcard fees and merchant discounts	7,913	7,059	7,013
Other service charges, commissions, and fees	4,629	3,485	3,861
Income from bank-owned life insurance	13,199	11,225	8,330
Income from mortgage banking activities	9,567	16,057	26,593
Mortgage loan servicing income	0	8,958	13,746
Net investment securities gains (losses)	11,170	(7,720)	(7,646)
Other income	7,190	7,721	11,056
Total other income	135,154	123,695	135,258
Other expense			
Employee compensation	252,054	234,618	230,809
Employee benefits	54,333	53,621	48,368
Net occupancy expense	49,794	46,084	46,426
Other real estate owned ("OREO") expense	892	576	1,355
Net gains on the sales of OREO properties	(148)	(75)	(60)
Equipment expense	34,917	29,686	29,731
Data processing expense	32,622	29,646	29,395
Mortgage loan servicing expense and impairment	0	2,694	5,596
Bankcard processing expense	2,342	2,490	2,192
FDIC insurance expense	17,022	19,735	30,376
Other expense	156,224	125,956	136,036
Total other expense	600,052	545,031	560,224
Income before income taxes	583,400	464,579	463,805
Income taxes	118,797	91,583	97,492
Net income	$ 464,603	$ 372,996	$ 366,313
Earnings per common share:			
Basic	$ 3.28	$ 2.76	$ 2.72
Diluted	$ 3.27	$ 2.75	$ 2.71
Dividends per common share	$ 1.49	$ 1.48	$ 1.45
Average outstanding shares:			
Basic	141,497,205	134,947,592	134,505,058
Diluted	141,827,360	135,225,417	134,753,820

For additional financial information, please see United's 2025 Form 10-K filed with the Securities and Exchange Commission and available on our website at www.ubsi-inc.com.

FORWARD-LOOKING STATEMENTS

This report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. United desires to provide its shareholders with sound information about past performance and future trends. Consequently, any forward-looking statements contained in this report involve numerous assumptions, risks and uncertainties. Forward-looking statements can be identified by the use of the words "expect," "may," "could," "intend," "project," "estimate," "believe," "anticipate," and other words of similar meaning. United cannot assure that any of these statements, estimates, or beliefs will be realized and actual results may differ from those contemplated in these "forward-looking statements." United undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. Factors which may cause actual results to differ materially from those contained in such forward-looking statements include those identified in United's most recent Form 10-K and subsequent SEC filings which are available at www.ubsi-inc.com.

USE OF NON-GAAP FINANCIAL MEASURES

This annual report contains certain financial measures that are not recognized under U.S. generally accepted accounting principles ("GAAP"). Generally, United has presented these "non-GAAP" financial measures because it believes that these measures provide meaningful additional information to assist in the evaluation of United's results of operations or financial position. Presentation of these non-GAAP financial measures is consistent with how United's management evaluates its performance internally and these non-GAAP financial measures are frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in the banking industry. Specifically, this annual report contains certain references to financial measures identified as average tangible common equity, return on average tangible common equity, and tangible book value per share. Management believes these non-GAAP financial measures to be helpful in understanding United's results of operations or financial position. A reconciliation of these non-GAAP measures to the comparable GAAP measure can be found in United's 2025 Form 10-K or United's 2026 Proxy Statement which are available at www.ubsi-inc.com. Investors should recognize that United's presentation of these non-GAAP financial measures might not be comparable to similarly titled measures at other companies and should not be considered a substitute for GAAP-based measures.

United's story began in 1839 in this very spot in Parkersburg, WV

Safe. Sound. Secure.
SINCE 1839.

THE PARKERSBURG
NATIONAL BANK

UNITED BANK

MCMXIV

REBUILT
1947



